

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 18, 2013

<u>Via E-Mail</u>
Robert L Birnbaum, Esq.
Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, Massachusetts 02210

> **Re: MEMSIC, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 21, 2012**
> **File No. 1-33813**
>
> **Schedule 13E-3**
> **Filed on May 21, 2012**
> **File No. 5-83653**

Dear Mr. Birnbaum:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

1.   We note that the Company has requested confidential treatment with respect to exhibits (c)(3) through (c)(6) and exhibit (c)(8) to the Schedule 13E-3. Comments on the request will be sent under separate cover.

Preliminary Proxy Statement

Background of the Merger, page 20

2.   We note various references throughout this section to financial projections. Please confirm that all such references are to those projections included on pages 54 through 58.

Determinations of the Board of Directors, page 40

3.   We note the disclosure on page 41 that the board believes that the merger is fair to "our Company and our stockholders (other than the Rollover Holders, to the extent they contribute their shares to Parent prior to the merger pursuant to the Contribution Agreement)." Please note the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Consider whether such term applies to each of the Rollover Holders and any other directors and officers of the Company or its affiliates who are not necessarily Rollover Holders. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a). As an example of disclosure that appears to comply with Item 1014(a), refer to the statement in the fifth paragraph on page 47 and seventh paragraph on page 48 indicating that each of Parent, Merger Sub and the Rollover Holders believes the merger is "fair to our *unaffiliated* stockholders" (emphasis added).

4.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 41 that the factors considered by the board were the same factors considered by the Special Committee, please note that to the extent the board's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of Parent, Merger Sub and the Rollover Holders. We note for example that the discussion and analysis of the Special Committee/ board of directors does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. We also note that the Special Committee's/board's discussion and analysis does not appear to address Item 1014(c) or explain in detail why the factor was not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the board believes the proposed merger is procedurally fair in the absence of such safeguard.

5.   Similarly, the discussion of the factors considered by Parent, Merger Sub and the Rollover Holders on pages 47 through 49 does not appear to address the factors described

in clauses (iii) through (vi) and clause (viii) of Instruction 2 to Item 1014 or Item 1014(c) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why Parent, Merger Sub and the Rollover Holders believe the proposed merger is procedurally fair in the absence of such safeguard.

6.   We note the discussion in the first whole paragraph on page 38 that while the Special Committee/board of directors did not determine a per-merger going concern value for the Common Stock, the Special Committee/board did consider relevant to the Company's going concern value RBC's discounted cash flow analysis. Note that if the board has based its fairness determination in part on the analysis of factors undertaken by others, the board must expressly adopt such analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A, and in this particular case, clause (iv) of Instruction 2 to Item 1014. Please refer to Question No. 20 of Exchange Act Release No. 34-17719.

Opinion of RBC Capital Markets, LLC Regarding Fairness…, page 41

7.   We note that RBC performed both a Precedent Transaction Analysis and Public Company Analysis and the disclosure describes the methodology and criteria used in selecting these transactions and companies. Please advise us whether the criteria were consistently applied and, if any transaction or company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Precedent Transaction Analysis, page 43

8.   We note footnote 1 to the table. Were the footnoted transactions excluded from the calculation of EV as a multiple of LTM EBITDA? If so, please clarify the disclosure accordingly.

Public Company Analysis, page 44

9.   Refer to the first paragraph of this section. Please revise the disclosure to specify the "growth and/or margin profiles similar" to that of the Company.

Projected Financial Information, page 54

10.   The first paragraph on page 55 discloses that the "forward looking-information, including the preliminary 2013 operating budget, the four-year projections, and the revised four-year projections, includes estimates and relies upon assumptions that involve substantial judgment and are therefore highly subjective." Please disclose these underlying estimates and assumptions.

<u>Our Transactions in the Common Stock During the Past Two Years, page 110</u>

11.   Please revise to provide all the information required by Item 1002(f) of Regulation M-A.

<center>*   *   *   *</center>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions